Exhibit 23.6

LAROCHE PETROLEUM CONSULTANTS, LTD.

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

LaRoche Petroleum Consultants, Ltd. (LPC) prepared reserve reports dated April 2, 2008 with an effective date of December 31, 2007, based on Constant Prices and Costs in accordance with Securities and Exchange Commission Guidelines for the following related entities: Knight Energy Group, LLC; Hawk Energy Fund I, LP; RCH/Upland Acquisition, LLC; and Knight Energy Group II, LLC. As independent oil and gas consultants, LPC hereby consents to the use of information from those reports in the Schedule 14A of Westside Energy Corp. to be filed with the Securities and Exchange Commission on or about May 28, 2008, and any filings by Westside Energy Corp. in which the Schedule 14A is included by reference.

LaRoche Petroleum Consultants, LTD

By:	/s/ Stephen W. Daniel
Stephen W. Daniel
Partner